Exhibit 12(a)

FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)

Three Months Ended March 31, 2005

(millions of dollars)
Earnings, as defined:
Net income	$137
Income taxes	22
Fixed charges included in the determination of net income, as below	141
Amortization of capitalized interest	3
Distributed income of equity method investees	1
Less: Equity in earnings of equity method investees	19

Total earnings, as defined	$285

Fixed charges, as defined:
Interest charges	$138
Rental interest factor	3

Fixed charges included in the determination of net income	141
Capitalized interest	7

Total fixed charges, as defined	$148

Ratio of earnings to fixed charges and ratio of earnings to
combined fixed charges and preferred stock dividends (a)	1.93

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.